Exhibit 99.6

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total to buy ExxonMobil’s Downstream Interests
in 14 African Countries
Paris — September 5, 2005 — Total has signed Sale and Purchase Agreements to acquire the shares in ExxonMobil companies operating fuels and lubricants businesses in 14 African countries. The transaction remains subject to any necessary approval of the relevant authorities in each country and until such approval is granted, the two companies will continue to operate as competitors.
The agreement includes ExxonMobil’s marketing motor fuels, lubricants, aviation and marine petroleum products in Chad, Djibouti, Ethiopia, Eritrea, Ghana, Guinea, Liberia, Malawi, Mauritius, Mozambique, Sierra Leone, Togo, Zambia and Zimbabwe. This acquisition represents a network of around 500 service stations and 29 terminals and depots.
With a presence in more than 40 countries, Total’s downstream activities in Africa before this acquisition included an interest in seven refineries, a network of around 3,300 service stations, as well as petroleum products, such as lubricants, aviation fuel, liquefied petroleum gas (LPG). With this agreement, Total confirms its commitment to strengthen its presence and its growth strategy in Africa.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com